UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34664

CRESTWOOD EQUITY PARTNERS LP

(Pachyderm Merger Sub LLC as successor by merger to Crestwood Equity Partners LP)

(Exact name of registrant as specified in its charter)

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(214) 981-0700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units representing limited partner interests

Preferred Units representing limited partner interests

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common units representing limited partner interests: 1

Preferred unit representing limited partner interests: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Crestwood Equity Partners LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PACHYDERM MERGER SUB LLC (as successor by merger to Crestwood Equity Partners LP)

Date: November 13, 2023	By:	/s/ Dylan A. Bramhall
Name: Dylan A. Bramhall
Title: Executive Vice President & Group Chief Financial Officer